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MEMORANDUM
TO:                Chad Eskildsen
                   U. S. SECURITIES AND EXCHANGE COMMISSION

FROM:              Susan Rhee
                   ASSISTANT VICE PRESIDENT & ASSOCIATE GENERAL COUNSEL

DATE:              November 30, 2007
SUBJECT:           Response to Comments to Form N-1A for JNL Investors
                        Series Trust (the "Trust")
                   File Nos: 333-43300 and 811-10041
------------------ -------------------------------------------------------------

This memorandum  addresses the U.S.  Securities and Exchange  Commission staff's
("Commission"  and  "Commission   Staff",  as  appropriate)   comments  received
telephonically on November 28, 2007 to the Trust's 485APOS filing on Form N1-A.

Each of the comments, as we understood them, is repeated below in italics, with responses immediately following. Please note that all underscored, italicized or bolded text will appear as all capital letters in EDGAR.

Please note that we have not provided excerpts of the changes below. In its place we have provided a full tracked copy of the Prospectus to the Commission via e-mail per our discussion.

PROSPECTUS

1. FOR THE JACKSON PERSPECTIVE INDEX 5 FUND, PLEASE ADD "MEET THE COMPOSITION AND WEIGHTINGS OF EACH INDEX FOR THE FOLLOWING STRATEGIES" AFTER "ATTEMPTING TO" IN THE FIRST PARAGRAPH OF THE SECTION ENTITLED "PRINCIPAL INVESTMENT STRATEGIES."

     The  underscored  language  has been  added to the first  paragraph  of the
     section  entitled  "PRINCIPAL  INVESTMENT   STRATEGIES."  The  language  in
     parentheticals has been deleted.

     PRINCIPAL INVESTMENT STRATEGIES. The Fund seeks to achieve its objective by investing normally, at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes), in the securities of all capitalizations attempting to MEET THE COMPOSITION AND WEIGHTINGS OF EACH INDEX FOR THE FOLLOWING STRATEGIES (match the following strategies):


2. PLEASE LIST THE FUNDS WHERE THE TOTAL ANNUAL FUND OPERATING EXPENSES EQUALS THE NET OPERATING EXPENSES NOTED IN THE FOOTNOTE AND THEREFORE NO AMOUNTS WILL BE WAIVED.

         Jackson Perspective VIP Fund
         Jackson Perspective S&P 4 Fund
         Jackson Perspective Core Equity Fund
         Jackson Perspective Large Cap Value Fund
         Jackson Perspective Mid Cap Value Fund
         Jackson Perspective Small Cap Value Fund
         Jackson Perspective Asia Pacific ex-Japan Bond Fund
         Jackson Perspective Asia ex-Japan Fund
         Jackson Perspective Asia ex-Japan Infrastructure Fund
         Jackson Perspective China-India Fund
         Jackson Perspective Japan Fund
         Jackson Perspective Asian Pacific Real Estate Fund

3. FOR THE JACKSON PERSPECTIVE 10 X 10 FUND, PLEASE IDENTIFY THE STRATEGY OF THE UNDERLYING FUNDS.

     The underscored language has been added to the section entitled "PRINCIPAL INVESTMENT STRATEGIES." The language in parentheticals has been deleted.

     PRINCIPAL INVESTMENT STRATEGIES. The Fund seeks to achieve its objective by initially allocating approximately 50% to the Class A shares of the Jackson Perspective 5 Fund and 50% to the Class A shares of the Jackson Perspective Index 5 Fund (the Perspective 5 Fund and Perspective Index 5 Fund are referred to as the "Underlying Funds" and are also described in this Prospectus). (The Underlying Funds invest in various indices and strategies according to fixed percentage allocation.) THE UNDERLYING FUND WILL INVEST IN THE SECURITIES OF ALL CAPITALIZATION COMPANIES.


4.   THE FOLLOWING COMMENTS WERE MADE TO THE JACKSON PERSPECTIVE S&P 4 FUND:

     (A) PLEASE DEFINE "LARGER CAPITALIZATION COMPANIES" IN THE FIRST PARAGRAPH OF THE SUB-SECTION ENTITLED "THE S&P COMPETITIVE ADVANTAGE STRATEGY" IN THE SECTION ENTITLED "PRINCIPAL INVESTMENT STRATEGIES."

     The underscored language has been added to the sub-section entitled "THE S&P COMPETITIVE ADVANTAGE STRATEGY." The language in parentheticals has been deleted.

     The strategy seeks to achieve its objective by investing approximately equal amounts in the common stock of 30 companies included in the S&P 500 that are, in the opinion of SPIAS, profitable AND predominantly higher-quality (and which tends to be the larger capitalization companies of the S&P 500). In selecting the companies, SPIAS looks for companies, determined by the criteria below, which are in the top decile by return on invested capital with the lowest market-to-book multiples.

     (B) PLEASE CONFIRM WHETHER OR NOT CONCENTRATION RISK WAS DELETED FOR THIS FUND SINCE CONCENTRATION RISK WAS DELETED IN YOUR RESPONSE TO COMMENT 5(D).

     There is currently a concentration risk in the section entitled "PRINCIPAL RISKS OF INVESTING IN THE FUND." The risk is provided below. We believe the reasons behind the removal of the concentration risk as indicated in 5(d) of our response on November 20, 2007, is not applicable to the Jackson Perspective S&P 4 Fund. Comment 5(d) was for the Jackson Perspective VIP Fund which is a different fund.

     o INDUSTRY CONCENTRATION RISK. At times the Fund will increase the relative emphasis of its investments in a particular industry. Stocks of issuers in a particular industry are subject to changes in economic conditions, government regulations, availability of basic resources or supplies, or other events that affect that industry more than others. To the extent that the Fund has greater emphasis on investments in a particular industry, its share values may fluctuate in response to events affecting that industry.


5. FOR THE JACKSON PERSPECTIVE LARGE CAP VALUE FUND, THE MARKET CAPITALIZATION "FLOOR" IS TOO LOW FOR LARGE CAP.

     We have changed $1.336 billion to $5 billion so the range is $5 billion and $510.201.


6. FOR THE JACKSON PERSPECTIVE SMALL CAP VALUE FUND, THE MARKET CAPITALIZATION "CEILING" IS TOO HIGH FOR SMALL CAP.

     We have changed $6.180 billion to $4 billion so the range is $0.082 billion and $4 billion.


7.   THE  FOLLOWING  COMMENTS  WERE MADE TO THE JACKSON  PERSPECTIVE  ASIAN BOND
     FUND.

     (A) PLEASE CHANGE THE NAME OF THE FUND FROM "JACKSON PERSPECTIVE ASIAN BOND FUND" TO "JACKSON PERSPECTIVE ASIA PACIFIC EX-JAPAN BOND FUND" TO ACCURATELY REFLECT REGION IN WHICH THE FUND INVESTS.

     We have changed the name of the Fund to Jackson Perspective Asia Pacific ex-Japan Bond Fund and have made this change throughout the Prospectus and Statement of Additional Information.

     (B) IN THE SECTION ENTITLED "PRINCIPAL INVESTMENT STRATEGIES," PLEASE ADD "BONDS (FIXED INCOME OR DEBT SECURITIES)" FOLLOWING THE 80% DISCLOSURE IN THE FIRST SENTENCE.

     The underscored language has been added to the first paragraph of the section entitled "PRINCIPAL INVESTMENT STRATEGIES."

     PRINCIPAL INVESTMENT STRATEGIES. The Fund seeks to achieve its objective by investing under normal circumstances at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in a portfolio consisting of BONDS (fixed income or debt securities) issued by Asian Pacific ex- Japan entities or their Asian subsidiaries, where (i) securities of issuers are organized under the laws of the country or of a country within the geographic region or maintain their principal place of business in that country or region; or (ii) securities are traded principally in the country or region; or (iii) securities of issuers, during the issuer's most recent fiscal year, derived at least 50% of their revenues or profits from goods produced or sold, investments made, or services performed in the country or region or have at least 50% of their assets in that country or region. The Asia Pacific ex-Japan region includes, but is not limited to, the following countries: Korea; Taiwan; Hong Kong; Philippines; Thailand; Malaysia; Singapore; Indonesia; People's Republic of China; India; Pakistan; Vietnam; Australia; and New Zealand. The Fund's portfolio primarily consists of securities denominated in US dollars and the various Asian currencies and aims to maximize total returns through investing in bonds and other fixed income or debt securities that are rated highly rated, not as highly rated as well as unrated.

     (C) IN THE SECTION ENTITLED "PRINCIPAL RISKS OF INVESTING IN THE FUND," PLEASE REMOVE "AT TIMES" IN THE FIRST SENTENCE OF THE "INDUSTRY CONCENTRATION RISK."

     WE RESPECTFULLY DECLINE THIS COMMENT. WE BELIEVE THAT REMOVING "AT TIMES" WOULD APPLY THAT THE FUND IS CONCENTRATED ALL YEAR ROUND WHICH MAY NOT BE THE CASE.

     ALTHOUGH THIS COMMENT IS NOTED IN THE SECTION FOR JACKSON PERSPECTIVE ASIAN BOND FUND, WE ARE RESPECTFULLY DECLINING THIS COMMENT AS APPLICABLE TO ALL OF THE FUNDS.


8. FOR THE JACKSON PERSPECTIVE ASIA EX-JAPAN FUND, IN THE SECTION ENTITLED "PRINCIPAL INVESTMENT STRATEGIES," PLEASE DEFINE "TOTAL RETURN" IN THE FIRST SENTENCE OF THE FIRST PARAGRAPH.

     The underscored language has been added to the first paragraph of the section entitled "PRINCIPAL INVESTMENT STRATEGIES." The language in the parenthetical has been deleted.

     PRINCIPAL INVESTMENT STRATEGIES. The Fund seeks to achieve its objective of long-term CAPITAL APPRECIATION (total return) by investing under normal circumstances at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in equity and equity-related securities (such as depositary receipts, convertible bonds and warrants) of companies, which are listed, incorporated, or have their area of primary activity in the Asia ex-Japan region where the (i) securities of issuers organized under the laws of the country or of a country within the geographic region or maintains their principal place of business in that country or region; or (ii) securities are traded principally in the country or region; or
     (iii) securities of issuers, during the issuer's most recent fiscal year, derived at least 50% of their revenues or profits from goods produced or sold, investments made, or services performed in the country or region or have at least 50% of their assets in that country or region. The Asia ex-Japan region includes, but is not limited to, the following countries:
     Korea; Taiwan; Hong Kong; Philippines; Thailand; Malaysia; Singapore; Indonesia; People's Republic of China; India; Pakistan and Vietnam. The Fund may also invest in depositary receipts (including American Depositary Receipts (ADRs) and Global Depositary Receipts (GDRs)), debt securities convertible into common shares, preference shares, warrants and initial public offerings. In choosing stocks, the Fund emphasizes those that are ranked as relatively undervalued according to the Sub-Adviser's research, while underweighting or avoiding those that appear relatively overvalued.


9. FOR THE JACKSON PERSPECTIVE ASIAN INFRASTRUCTURE FUND, PLEASE CHANGE THE NAME OF THE FUND FROM "JACKSON PERSPECTIVE ASIAN INFRASTRUCTURE FUND" TO "JACKSON PERSPECTIVE ASIA EX-JAPAN INFRASTRUCTURE FUND" TO ACCURATELY REFLECT REGION IN WHICH THE FUND INVESTS.

     We have changed the name of the Fund to Jackson Perspective Asia ex-Japan Infrastructure Fund and have made this change throughout the Prospectus and Statement of Additional Information.


10. FOR THE JACKSON PERSPECTIVE EMERGING ASIA FUND, PLEASE CHANGE THE NAME OF THE FUND FROM "JACKSON PERSPECTIVE EMERGING ASIA FUND" TO "JACKSON PERSPECTIVE EMERGING ASIA EX-JAPAN FUND" TO ACCURATELY REFLECT REGION IN WHICH THE FUND INVESTS.

     We have changed the name of the Fund to Jackson Perspective Emerging Asia ex-Japan Fund and have made this change throughout the Prospectus and Statement of Additional Information.


11.  THE FOLLOWING COMMENTS WERE MADE TO THE JACKSON PERSPECTIVE JAPAN FUND.

     (A) IN THE SECTION ENTITLED "PRINCIPAL INVESTMENT STRATEGIES," PLEASE ADDRESS THE FOLLOWING COMMENTS:

          I. PLEASE ADD "PRINCIPALLY" BEFORE THE WORDS "LISTED IN" IN THE LAST SENTENCE OF THE FIRST PARAGRAPH.

          II. PLEASE DEFINE "PRIMARY ACTIVITY" IN THE LAST SENTENCE OF THE FIRST PARAGRAPH.


     The underscored language has been added to the first paragraph of the section entitled "PRINCIPAL INVESTMENT STRATEGIES."

     PRINCIPAL INVESTMENT STRATEGIES. The Fund aims to generate positive long-term capital growth through a focused (exposure to be typically about 30 to 50 different equity issuers) portfolio of equities and equity related securities (such as depositary receipts, convertible bonds and warrants) managed without being constrained by a benchmark. Bonds may also be held as either an alternative exposure to a particular corporate issuer (where a bond is more attractive than the company's equity) or for cash management purposes through the use of short-term government securities. The Fund will invest under normal circumstances at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) primarily in securities of companies which are incorporated, PRINCIPALLY listed in or have their area of primary activity in Japan WHERE THE (I) SECURITIES OF ISSUERS ORGANIZED UNDER THE LAWS OF THE COUNTRY OR OF A COUNTRY WITHIN THE GEOGRAPHIC REGION OR MAINTAINS THEIR PRINCIPAL PLACE OF BUSINESS IN THAT COUNTRY OR REGION; OR (II) SECURITIES ARE TRADED PRINCIPALLY IN THE COUNTRY OR REGION; OR (III) SECURITIES OF ISSUERS, DURING THE ISSUER'S MOST RECENT FISCAL YEAR, DERIVED AT LEAST 50% OF THEIR REVENUES OR PROFITS FROM GOODS PRODUCED OR SOLD, INVESTMENTS MADE, OR SERVICES PERFORMED IN THE COUNTRY OR REGION OR HAVE AT LEAST 50% OF THEIR ASSETS IN THAT COUNTRY OR REGION.


12. FOR THE JACKSON PERSPECTIVE ASIAN REAL ESTATE FUND, PLEASE DEFINE "PRIMARY ACTIVITY" IN THE LAST SENTENCE OF THE FIRST PARAGRAPH.

     The underscored language has been added to the first paragraph of the section entitled "PRINCIPAL INVESTMENT STRATEGIES."

     PRINCIPAL INVESTMENT STRATEGIES. The Fund seeks to achieve its objective by investing under normal circumstances at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) primarily in listed Real Estate Investment Trusts ("REITs") and property related securities of companies (such as property stocks, convertible bonds, property IPOs), which are incorporated, listed in or have their area of primary activity in the Asia Pacific region including Japan, Australia, and New Zealand WHERE THE (I) SECURITIES OF ISSUERS ORGANIZED UNDER THE LAWS OF THE COUNTRY OR OF A COUNTRY WITHIN THE GEOGRAPHIC REGION OR MAINTAINS THEIR PRINCIPAL PLACE OF BUSINESS IN THAT COUNTRY OR REGION; OR (II) SECURITIES ARE TRADED PRINCIPALLY IN THE COUNTRY OR REGION; OR (III) SECURITIES OF ISSUERS, DURING THE ISSUER'S MOST RECENT FISCAL YEAR, DERIVED AT LEAST 50% OF THEIR REVENUES OR PROFITS FROM GOODS PRODUCED OR SOLD, INVESTMENTS MADE, OR SERVICES PERFORMED IN THE COUNTRY OR REGION OR HAVE AT LEAST 50% OF THEIR ASSETS IN THAT COUNTRY OR REGION.


STATEMENT OF ADDITIONAL INFORMATION ("SAI")

1. IN THE SECTION ENTITLED "INVESTMENT RESTRICTIONS APPLICABLE TO ALL FUNDS," IN THE LAST SENTENCE IN THE SECOND PARAGRAPH OF SUB-SECTION (9), PLEASE CONFIRM THAT THE INDUSTRIES LISTED ARE ALL DIFFERENT INDUSTRIES.

     Financial services and information technology are considered different industries. We have deleted banks from the sentence.

     The  underscored  language  has been  added to the first  paragraph  of the
     section  entitled  "PRINCIPAL  INVESTMENT   STRATEGIES."  The  language  in
     parentheticals has been deleted.

     The Jackson Perspective Asia Pacific ex-Japan Bond Fund; the Jackson Perspective Asia ex-Japan Fund; the Jackson Perspective China-India Fund; the Jackson Perspective Emerging Asia ex-Japan Fund; and the Jackson Perspective Japan Fund will concentrate (as such term may be defined or interpreted under the 1940 Act) its investments in the securities, including but not limited to the following industries: financial services(, banks,) and information technology companies.


2. IN THE SECTION ENTITLED "INVESTMENT RESTRICTIONS APPLICABLE TO ALL FUNDS," IN THE THIRD PARAGRAPH OF SUB-SECTION (9), PLEASE DEFINE "DEVELOPMENT AND CONSTRUCTION."

     The language in parentheticals has been deleted in the section entitled "PRINCIPAL INVESTMENT STRATEGIES." .

     The Jackson Perspective Asia ex-Japan Infrastructure Fund will concentrate in (industries related to development and construction including) the securities of real estate, ( and) real estate-related companies and industrial companies.


3. IN THE SUB-SECTION ENTITLED "PORTFOLIO MANAGER COMPENSATION STRUCTURE," FOR MELLON CAPITAL MANAGEMENT CORPORATION, IN THE THIRD PARAGRAPH PLEASE
     IDENTIFY IF THE PERFORMANCE USED AS A FACTOR IN DETERMINING A PORTFOLIO MANAGER'S BONUS IS PRE-TAX OR POST-TAX PERFORMANCE.

     The underscored language has been added to the first paragraph of the section entitled "PRINCIPAL INVESTMENT STRATEGIES."

     A portfolio manager's bonus is determined by a number of factors. One factor is performance of the mutual fund GROSS OF FEES relative to expectations for how the mutual fund should have performed, given its objectives, policies, strategies and limitations, and the market environment during the measurement period. Additional factors include the overall financial performance of Mellon Capital, the performance of all accounts (relative to expectations) for which the portfolio manager has responsibility, the portfolio manager's contributions to the investment management functions within the sub-asset class, contributions to the development of other investment professionals and supporting staff, and overall contributions to strategic planning and decisions for the investment group. The target bonus is expressed as a percentage of base salary. The actual bonus paid may be more or less than the target bonus, based on how well the manager satisfies the objectives stated above. The bonus is paid on an annual basis.


4. IN THE SUB-SECTION ENTITLED "PORTFOLIO MANAGER COMPENSATION STRUCTURE," FOR PPM AMERICA, INC., PLEASE IDENTIFY IF THERE IS A PERFORMANCE COMPONENT IN DETERMINING A PORTFOLIO MANAGER'S SALARY.

     The language in parentheticals has been deleted in the first paragraph of the sub-section entitled "PORTFOLIO MANAGER COMPENSATION STRUCTURE."

     PPM considers compensation critical to the retention of high quality investment professionals. PPM's policy is to reward professional staff according to competitive industry scales, personal effort and performance. This is accomplished throughout three primary compensation elements: Fixed base salary, subject to annual merit increases, annual bonus, and PPM's long-term incentive program (LTIP). Base salary is evaluated for each professional at least annually based on tenure, performance, and market factors. (Annual bonus is calculated for investment professionals based primarily on the results they achieve for their clients, and a) A small portion is placed in a three-year deferral period that is forfeited if the portfolio manager leaves before the end of the deferral period. The PPM LTIP program is based on the overall performance of the operations of PPM and other U.S. based affiliates. To help in retaining its investment professionals, the PPM LTIP has a four-year cliff vesting. The mix of base, bonus, and LTIP varies by level, with more senior employees having a greater percentage of their pay at risk through annual bonus and LTIP.



As we discussed, we will include the agreed upon changes in the Trust's upcoming 485BPOS filing which is expected to be filed on or about December 10, 2007.

It is the Trust's intention to respond fully to the Commission Staff's comments, and believes that the changes described above do so fully.

If you have any questions, please call me at 517-367-4336. Thank you for your prompt attention to this matter.

cc:      File

1 Corporate Way Lansing, MI 48951 Phone: (517) 367-4336 Fax: (517) 706-5517
              Toll Free: (800) 565-9044 email: susan.rhee@jnli.com